Exhibit 99.62

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

November 30, 2007 and 2006

Management’s Responsibility for Financial Statements

February 26, 2008

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants appointed by the shareholders. Their report outlines the scope of their examination and expresses an opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three independent directors. The Committee meets with the independent auditors to discuss the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Company’s consolidated financial statements.

“James J. Moore”	“Lou Pasubio”

James J. Moore	Lou Pasubio, C.A.
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

February 26, 2008

Auditors’ Report

To the Shareholders of

Inter-Citic Minerals Inc.

We have audited the consolidated balance sheets of Inter-Citic Minerals Inc. as at November 30, 2007 and 2006 and the consolidated statements of shareholders’ equity, operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended November 30, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the three-year period ended November 30, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

February 26, 2008

Comments By Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect in the comparability of the company’s financial statements, such as those described in note 2 to the consolidated financial statements. Our report to shareholders dated February 26, 2008 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting principles in the auditors’ report when the change is adequately disclosed in the financial statements.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(All figures in Canadian dollars)

	November 30, 2007	November 30, 2006
ASSETS

Current
Cash and cash equivalents (Note 3)	$3,329,241	$2,258,967
Amounts receivable	204,611	184,929
Prepaid expenses and other	48,185	56,724

	3,582,037	2,500,620

Restricted cash (Note 4)	2,678,440	2,055,977
Investment in associated company (Note 5)	1	1
Resource properties (Notes 6, 12)	20,125,839	12,302,216
Property, plant and equipment (Note 7)	1,692,260	1,257,251

	$28,078,577	$18,116,065

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,327,402	$1,026,000

	2,327,402	1,026,000

Future income taxes (Note 11)	3,040,000	1,904,000

	5,367,402	2,930,000

SHAREHOLDERS’ EQUITY

Share capital (Note 10 (b))	49,437,779	40,118,632
Share-purchase warrants (Note 10 (c))	2,122,589	1,928,784
Contributed surplus	4,425,669	3,657,769
Deficit accumulated during development stage	(33,274,862)	(30,519,120)

	22,711,175	15,186,065

	$28,078,577	$18,116,065

NATURE OF OPERATIONS AND BASIS OF PRESENTATION (Note 1)

COMMITMENTS (Notes 6, 9)

SUBSEQUENT EVENTS (Note 14)

Approved by the Board of Directors:

“Mark R. Frederick”	“James J. Moore”

Mark R. Frederick	James J. Moore
Director	Director

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All figures in Canadian dollars)

	Common Shares
	Number	Amount	Share-purchase Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance as at November 30, 2004 before investment in own shares	42,195,878	$28,007,846	$1,816,646	$1,786,196	$(26,240,913)	$5,369,775

Investment in own shares	(116,500)	(133,023)	—	—	—	(133,023)

Balance as at November 30, 2004	42,079,378	27,874,823	1,816,646	1,786,196	(26,240,913)	5,236,752

Issued for cash, net of cash issue costs	3,353,333	2,123,280	—	—	—	2,123,280
Issued for cash pursuant to exercise of share-purchase warrants	710,963	520,296	—	—	—	520,296
Issued for cash pursuant to exercise of stock options	409,000	359,920	—	—	—	359,920
Fair value of share-purchase warrants issued	—	(313,373)	313,373	—	—	—
Fair value of share-purchase warrants exercised	—	294,067	(294,067)	—	—	—
Fair value of share-purchase warrants expired	—	—	(448,062)	448,062	—	—
Stock-based compensation expense on unexercised vested options	—	—	—	365,319	—	365,319
Loss for the year ended November 30, 2005	—	—	—	—	(1,398,439)	(1,398,439)

Balance as at November 30, 2005	46,552,674	30,859,013	1,387,890	2,599,577	(27,639,352)	7,207,128

Issued for cash, net of cash issue costs	12,284,975	10,174,939	—	—	—	10,174,939
Issued for cash pursuant to exercise of share-purchase warrants	333,333	200,000	—	—	—	200,000
Issued for cash pursuant to exercise of stock options	350,200	247,616	—	—	—	247,616
Fair value of share-purchase warrants issued	—	(1,629,041)	1,629,041	—	—	—
Fair value of stock options exercised	—	171,413	—	(171,413)	—	—
Fair value of share-purchase warrants exercised	—	94,692	(94,692)	—	—	—
Fair value of share-purchase warrants expired	—	—	(993,455)	993,455	—	—
Stock-based compensation expense on unexercised vested options	—	—	—	236,150	—	236,150
Loss for the year ended November 30, 2006	—	—	—	—	(2,879,768)	(2,879,768)

Balance as at November 30, 2006	59,521,182	40,118,632	1,928,784	3,657,769	(30,519,120)	15,186,065

Issued for cash, net of cash issue costs	5,687,800	7,457,555	—	—	—	7,457,555
Issued for cash pursuant to exercise of share-purchase warrants	2,179,430	2,007,847	—	—	—	2,007,847
Issued for cash pursuant to exercise of stock options	75,000	59,000	—	—	—	59,000
Fair value of share-purchase warrants issued	—	(702,647)	702,647	—	—	—
Fair value of stock options exercised	—	42,500	—	(42,500)	—	—
Fair value of share-purchase warrants exercised	—	454,892	(454,892)	—	—	—
Fair value of share-purchase warrants expired	—	—	(53,950)	53,950	—	—
Stock-based compensation expense on unexercised vested options	—	—	—	756,450	—	756,450
Loss for the year ended November 30, 2007	—	—	—	—	(2,755,742)	(2,755,742)

Balance as at November 30, 2007	67,463,412	$49,437,779	$2,122,589	$4,425,669	$(33,274,862)	$22,711,175

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(All figures in Canadian dollars)

	For the year ended November 30, 2007	For the year ended November 30, 2006	For the year ended November 30, 2005
Expenses

Stock-based compensation (Note 10 (d))	$756,450	$236,150	$365,319
Executive compensation	641,652	638,155	369,202
Office and rent	483,129	427,515	234,857
Travel and accommodation	490,674	506,295	232,920
Corporate relations	364,694	637,366	280,743
Professional fees	251,732	291,196	133,344
Salaries and benefits	135,383	142,762	136,115
Depreciation and amortization	131,872	96,105	173,147
Consulting	72,957	81,118	53,880
Foreign exchange	37,852	(28,307)	(36,456)

	3,366,395	3,028,355	1,943,071

Other expenses (income)

Write-down of acquisition and exploration costs (Note 6(b))	91,825	—	—
Write-down of investments	17,754	910	3,980
Interest	(189,847)	(160,580)	(24,785)
Other loss (income), net (Note 12 (c))	(530,385)	11,083	(523,827)

	(610,653)	(148,587)	(544,632)

Net Loss and Comprehensive Loss for the year	2,755,742	2,879,768	1,398,439

Deficit, beginning of year	30,519,120	27,639,352	26,240,913

Deficit, end of year	$33,274,862	$30,519,120	$27,639,352

Net loss per share—basic and diluted	$0.04	$0.05	$0.03

Weighted average common shares outstanding	64,458,862	55,715,002	43,461,788

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All figures in Canadian dollars)

	For the year ended November 30, 2007	For the year ended November 30, 2006	For the year ended November 30, 2005
Operating activities

Net loss for the year	$(2,755,742)	$(2,879,768)	$(1,398,439)

Adjustments for:

Depreciation and amortization	131,872	96,105	173,147
Stock-based compensation (Note 10 (d))	756,450	236,150	365,319
Write-down of acquisition and exploration costs (Note 6(b))	91,825	—	—
Write-down of investments	17,754	910	3,980
Net gain on disposition (Note 12 (c))	(561,031)	—	(429,240)

	(2,318,872)	(2,546,603)	(1,285,233)

Amounts receivable	(19,682)	(97,194)	147,359
Prepaid expenses and other	(9,215)	7,831	79,772
Accounts payable and accrued liabilities	38,483	129,421	(288,070)

Changes in non-cash working capital balances	9,586	40,058	(60,939)

	(2,309,286)	(2,506,545)	(1,346,172)

Financing activities

Bank advances	—	—	(430,500)
Issuance of shares and warrants (Note 10)	9,524,402	10,622,555	3,003,496

	9,524,402	10,622,555	2,572,996

Investing activities

Restricted cash (Note 4)	(622,463)	(1,281,486)	(516,308)
Resource properties (Note 6, 12)	(6,588,533)	(4,808,055)	(2,347,735)
Proceeds of disposition (Note 12 (c))	561,034	—	429,240
Property, plant and equipment	(757,799)	(530,336)	(119,717)
Change in accounts payable and accrued liabilities	1,262,919	345,103	(428,736)

	(6,144,842)	(6,274,774)	(2,983,256)

Increase in cash and cash equivalents for the year	1,070,274	1,841,236	(1,756,432)

Cash and cash equivalents, beginning of year (Note 3)	2,258,967	417,731	2,174,163

Cash and cash equivalents, end of year (Note 3)	$3,329,241	$2,258,967	$417,731

Supplemental Information:

Income taxes paid during the year	$—	$—	$—

Interest paid during the year	$—	$—	$17,201

Depreciation included in resource properties	$190,915	$135,945	$62,380

Stock-based compensation exercised	$42,500	$171,413	$—

Share-purchase warrants exercised	$454,892	$94,692	$294,067

Share-purchase warrants expired	$53,950	$993,455	$448,062

Issuance of share-purchase warrants to brokers	$83,843	$257,984	$13,630

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

1. Nature of Operations and Basis of Presentation

Inter-Citic Minerals Inc. (the “Company”), is a development stage company engaged in the acquisition, exploration and development of exploration-stage mineral properties. The Company has entered into earn-in agreements to acquire exploration properties, the Dachang Gold Project in the Province of Qinghai, and the Zalantun Gold Project in the Inner Mongolia Autonomous Region, in the People’s Republic of China (“China”).

To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. In the event that exploration on the properties, confirmation of the Company’s interest in the underlying mineral claims, the Company’s ability to obtain appropriate financing to put these properties into production, and profitability of future production, especially with respect to the Dachang Gold Project, is not successful, assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material.

2. Changes in Accounting Policies

Section 3855, Financial instruments, Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges

Effective December 1, 2006, the Company adopted three new accounting standards. In accordance with the transitional provisions in these standards, these accounting policy changes were adopted on a prospective basis. The new standards and accounting policy changes are as follows:

(a) Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash and accounts payable and accrued liabilities, as follows:

Cash	Held for trading
Cash equivalents	Held to maturity
Amounts receivable	Loans and receivables
Restricted cash	Held for trading
Accounts payable and accrued liabilities	Other financial liabilities

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and the fair value of these financial instruments, unless otherwise noted, approximate their carrying values due to their short term nature.

(b) Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders. In accordance with this new standard the Company now reports a consolidated statement of comprehensive income or loss and accumulated other comprehensive income or loss is added to the shareholders’ equity section of the consolidated balance sheet when components to be recognized in comprehensive income or loss exist. There were no components to be recognized in comprehensive income or loss during the year. As the Company has no items of comprehensive income or loss, net loss for the period is equivalent to comprehensive loss.

(c) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

Section 1506, Accounting Changes

On December 1, 2006, the Company adopted Section 1506 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Changes, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This standard did not affect the Company’s consolidated financial position or results of operations.

The following Canadian accounting pronouncements were issued and not yet adopted by the Company:

Section 1535, Capital Disclosures

The new Section 1535, Capital Disclosures, requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of noncompliance. The new standard applies to the Company’s interim and annual consolidated financial statements relating to fiscal year beginning December 1, 2007.

This standard will impact the Company’s disclosures provided but will not affect the Company’s consolidated results or financial position.

Section 3862, Financial Instruments, Disclosures; and Section 3863, Financial Instruments, Presentation

The new Sections 3862 and 3863 replace Handbook Section 3861—Financial Instruments—Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards will apply to the Company’s interim and annual financial statements relating to the fiscal year beginning December 1, 2007.

These standards will impact the Company’s disclosures provided but will not affect the Company’s consolidated results or financial position.

3. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

(a)	Inter-Citic Holdings Ltd. (100% owned), a company incorporated in the Cayman Islands

(b)	Techmat Inc. (100% owned), a company incorporated in the Republic of Mauritius

(c)	TechMat (USA) Corporation (100% owned), a company incorporated in Nevada, USA, dissolved during 2007

(d)	Bay Roberts Resources Ltd. (98% owned), a company incorporated in British Columbia, Canada

(e)	Yangzhong Zhonghai Techmat Co., Ltd. (80% owned), a company incorporated in the People’s Republic of China. The Company disposed of its interest in this entity during 2007 (Note 12 (c)).

All material inter-company transactions balances have been eliminated.

Foreign Currency Translation

The accounts of the foreign operations have been translated using the temporal method for foreign integrated operations. All of the Company’s balances and transactions are translated into the Company’s measurement currency, the Canadian dollar, as follows: Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization related to assets, which are translated at historical exchange rates. Translation gains and losses are reflected in the consolidated statements of operations, comprehensive loss and deficit.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the date of acquisition. Cash and cash equivalents comprise the following balance sheet amounts:

	November 30, 2007	November 30, 2006
Cash on hand and balances with banks	$689,241	$88,967
Short-term interest bearing investments	2,640,000	2,170,000

	$3,329,241	$2,258,967

Interest from cash and cash equivalents is recorded on an accrual basis.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

Resource Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. Costs associated with acquisition, direct exploration and development of resource properties are capitalized pending commencement of production, at which time they will be amortized over the estimated production life. The Company assesses its capitalized resource property costs on a regular basis. If capitalized expenditures on individual resource properties exceed the estimated net recoverable amount, the properties are written down to the estimated fair value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company is in the process of exploring its property interests. Amounts reflected in the financial statements reflect cost to date and may not represent future value to the Company. No mineral reserves have been determined to exist on these properties. Therefore, the recoverability of the amounts reflected is dependent on future successful exploration and development of the properties.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less depreciation and amortization calculated as follows:

Leasehold improvements	Three years, straight-line
Buildings	5% reducing-balance
Equipment	10%-33% reducing-balance
Exploration equipment	20%-30% reducing-balance

An impairment charge is recognized for long lived assets when an event or change in circumstances causes an asset’s carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. The impairment loss is calculated as the difference between the fair value of the assets and their carrying value.

Income Taxes

Income taxes are calculated using the asset and liability method. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. The benefit of future income tax assets is only recognized where their realization is judged to be more likely than not. Future income tax assets and liabilities are measured using tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized.

Stock-based Compensation Plan

The Company has one stock-based compensation plan, which is described in Note 10 (d). The Company accounts for stock-based compensation in accordance with CICA 3870 (Stock-based Compensation and Other Stock-based Payments) and recognizes stock-based compensation based on the fair value method of accounting. Under this method, the fair value of stock-based compensation is determined based on the Black-Scholes valuation model and is recognized based on vesting of options granted under the stock option plan. Amounts recognized are expensed and also credited to Contributed Surplus. Consideration paid on exercise of stock options is credited to Share Capital.

Per Share Amounts

Net loss per share has been computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the respective periods. The Company follows the treasury stock method in the calculation of diluted net loss per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses and other income during the year. Actual results could differ from those estimates.

4. Restricted Cash

Restricted cash relates to advances held in China and committed to continuing exploration of the Dachang Gold Project (Note 6).

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

5. Investment in Associated Company

Investment in associated company is carried on an equity basis.

	November 30, 2007	November 30, 2006
Ideal e-Commerce Limited
Equity—50% ownership (a)	$1	$1
Shareholder loan (b)	155,697	178,727
Accumulated equity in net loss	(155,697)	(178,727)

	$1	$1

(a)	Investment in associated company represents the Company’s 50% interest in Ideal e-Commerce Limited, a Hong Kong company formed in a 50/50 joint venture between the Company and Henderson China Holdings Ltd., of Hong Kong, in March, 2000 for the development of a business-to-business online metals trading portal through its 48% ownership in China Metals Net Company Ltd. (“China Metals Net”), of Hong Kong.

52% of the shares of China Metals Net are owned by China National Non-Ferrous Industrial Trading Group Company (“CNIT”), formerly Minmetals International Non-Ferrous Metals Trading Company, of Beijing. CNIT has agreed to utilize the services of China Metals Net on an exclusive basis to conduct all of its non-ferrous metals trading business activities through the business-to-business online metals trading portal.

The Company does not plan to make any further investment in this enterprise.

(b)	The Hong Kong dollar denominated shareholder loan (HK$1,224,999; 2006—HK$1,224,999) is unsecured, bears no interest and has no terms of repayment.

6. Resource Properties

The Company is involved in exploration in China through earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in certain projects. As at November 30, 2007, the Company had entered into two such agreements, as follows:

(a) The Dachang Gold Project

On November 14, 2003, the Company entered into an agreement with the Qinghai Geological Survey Institute regarding the Dachang Gold Project in the Province of Qinghai, China. Under the terms of this agreement, the Company can earn an 83% interest in the project by contributing the equivalent of approximately $6,866,000 (Renminbi 45,000,000) for exploration (all of which was advanced as at November 30, 2007), completion of metallurgical and pre-feasibility reports, and making a cash payment of the equivalent of approximately $1,343,000 (Renminbi 10,000,000) upon the issuance of a mining license required to bring the project into production.

The Company also has the option to acquire an additional 7% interest in the project based on the valuation of any potential mining project contained in the pre-feasibility report, for a total interest of 90%. The Qinghai Geological Survey Institute will retain a carried interest in the project. As part of the agreement, the Company also has a right of first refusal on any mineral exploration project for which the Qinghai Geological Survey Institute seeks foreign investment.

(b) The Zalantun Gold Project

On October 30, 2003, the Company entered into an agreement with the Beijing Institute of Geology for Mineral Resources regarding the Zalantun Gold Project in the Autonomous Region of Inner Mongolia, China. Under the terms of this agreement, the Company can earn an 85% interest in the project by contributing the equivalent of approximately $2,014,000 (Renminbi 15,002,500) over three years. Minimum contributions are staged as to the equivalent of approximately $537,000 (Renminbi 4,000,000) within 30 days of the organization of the project; the equivalent of approximately $537,000 (Renminbi 4,000,000) within seven to twelve months of the date of the first contribution; the equivalent of approximately $537,000 (Renminbi 4,000,000) within thirteen to eighteen months of the date of the first contribution; and the equivalent of approximately $403,000 (Renminbi 3,002,500) within nineteen to twenty-four months of the date of the first contribution. To date, the Company has not made any capital contributions, pending the organization of the project. The Company also has the ability to acquire an additional 5% interest in the project for the equivalent of approximately $237,000 (Renminbi 1,765,000), for a total interest of 90%. The Beijing Institute of Geology for Mineral Resources will retain a carried interest in the project. As part of this agreement, the Company also has a right of first refusal on any mineral exploration project for which Beijing Institute of Geology for Mineral Resources seeks foreign investment. To date, the Company has not made any financial contributions relating to this agreement.

During the year ended November 30, 2007, the Company wrote-off $91,825 in costs associated with the Zalantun Gold Project in the face of ongoing delays in organization of the project.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

7. Property, Plant and Equipment

	November 30, 2007			November 30, 2006
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Prepaid land lease	$—	$—	$—	$1	$—	$1
Buildings	—	—	—	1	—	1
Rare earth processing equipment	—	—	—	1	—	1
Leasehold improvements	43,790	(30,238)	13,552	37,000	(24,151)	12,849
Office equipment	82,364	(54,535)	27,829	74,668	(45,268)	29,400
Exploration equipment	2,441,537	(790,658)	1,650,879	1,715,195	(500,196)	1,214,999

Total	$2,567,691	$(875,431)	$1,692,260	$1,826,866	$(569,615)	$1,257,251

Prepaid land lease, buildings and rare earth processing equipment were held through the Company’s 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., in China. During the second quarter of 2007, the Company disposed of its interest in Yangzhong Zhonghai Techmat Co., Ltd. (Note 12 (c)).

8. Related Party Transactions

The Company paid or accrued management compensation to three directors of $383,686 during the year (2006—$439,155). This compensation is in the normal course of operations and is measured at the exchange amount, which is the the amount of consideration established and agreed to by the parties.

9. Lease Commitment

The Company has entered into a lease for office space to the year 2009 with minimum lease payments of $86,355 in 2008 and $21,589 in 2009.

10. Share Capital, Share-Purchase Warrants, Stock-based Compensation Plan and Contributed Surplus

(a) Authorized

98,500,000 common shares, without par value.

(b) Issued and Outstanding

See Consolidated Statements of Changes in Shareholders’ Equity.

(i) Private Placement (May, 2007)

In May 2007 the Company completed a private placement financing in two tranches for gross proceeds of $7,962,920, consisting of 5,687,800 units of the Company at a price of $1.40 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each whole share-purchase warrant entitles the holder to acquire one common share of the Company at a price of $1.95 for a period of one year from the date of issue, and thereafter at a price of $2.25 until 18 months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the following valuation assumptions: expected life—18 months, expected volatility—68.59%, risk-free interest rate—2.86%, dividend rate—0%.

The first tranche of this private placement financing, consisting of 4,940,600 units, closed on May 9, 2007. As this portion of the financing was brokered, the Company paid the brokers a commission of $404,762 of which $233,962 was paid in cash and $170,800 was paid through the issuance of 122,000 units of the Company in accordance with the above. In addition, the Company issued 289,116 share-purchase warrants to the brokers, each of which entitles the holder to acquire one common share of the Company at a price of $1.50 for a period of one year from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model using the following valuation assumptions: expected life—12 months, expected volatility—66.74%, risk-free interest rate—2.83%, dividend rate—0%.

The second tranche of this private placement financing consisting of the remaining 747,200 units was non-brokered and closed on May 17, 2007. The Company did not pay any finder’s fees or commissions in connection with this portion of the financing.

Consideration received, after fees and commissions of $505,365 and the estimated fair value of brokers’ share-purchase warrants of $83,843, has been allocated to common shares and share-purchase warrants in the amounts of $6,754,908 and $618,804, respectively.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

(ii) Private Placement (March, 2006)

On March 22, 2006, the Company completed a brokered private placement financing for gross proceeds of $11,056,478, made up of 12,284,975 special warrants of the Company (the “Special Warrants”) issued at a price of $0.90 per Special Warrant. Each Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one common share of the Company (the “Special Warrant Shares”) and one-half of one share-purchase warrant (the “Underlying Warrants”). Each whole Underlying Warrant entitled the holder to purchase one additional common share of the Company (the “Underlying Warrant Shares”) at a price of $1.20 until March 22, 2008.

The Company paid a cash commission of $663,389 and issued 737,098 share-purchase warrants to brokers (the “Brokers’ Special Warrants”) in connection with this financing. Each Broker’s Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Brokers’ Special Warrants and without payment of any additional consideration, to receive one share-purchase warrant of the Company (the “Brokers’ Warrants”). Each Broker’s Warrant entitled the holder to purchase one additional common share of the Company (the “Brokers’ Warrant Shares”) at a price of $1.00 until March 22, 2008.

The Special Warrants were issued under and were governed by an indenture dated March 22, 2006 between the Company and Computershare Trust Company of Canada. The Company agreed to use its best efforts to obtain a decision document in respect of a prospectus (the “Decision Document”), which definitively evidenced that the Special Warrant Shares, Underlying Warrant Shares and Brokers’ Warrant Shares to be issued upon the exercise or deemed exercise of the Special Warrants, the Underlying Warrants or Brokers’ Warrants have been qualified for the purposes of distribution in the provinces of Canada within which the holders of the Special Warrants, the Underlying Warrants or Brokers’ Warrants are resident on or before April 30, 2006. The Company was successful in obtaining the Decision Document on April 28, 2006 and all of the Special Warrants and the Brokers’ Special warrants were deemed to have been exercised at that time.

The Company evaluated the fair value of the Underlying Warrants and the Brokers’ Warrants using the Black-Scholes model with the following valuation assumptions: expected life—24 months, expected volatility—69.10%, risk-free interest rate—3.95%, dividend rate—0%.

Consideration received, after fees and commissions of $881,539 and the estimated fair value of Brokers’ Warrants of $257,984, has been allocated to common shares and the Underlying Warrants in the amounts of $8,545,898 and $1,371,057, respectively.

(iii) Private Placement (October, 2005)

In October of 2005 the Company completed a private placement for proceeds of $533,500 representing 485,000 units of the Company at a price of $1.10 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each share-purchase warrant entitles the holder to purchase one additional common share at $1.45 for a period of eighteen months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—18 months, expected volatility—68.28%, risk-free interest rate—2.96%, dividend rate—0%.

As part of this financing transaction, the Company paid finders’ fees of $31,020 in cash and 47,000 share-purchase warrants. Each share-purchase warrant entitles the holder to purchase one additional common share at $1.10 for a period of twelve months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—12 months, expected volatility -68.08%, risk-free interest rate—2.88%, dividend rate—0%.

Consideration received, after finders fees of $31,020 and the estimated fair value of finders’ warrants of $13,630, has been allocated to the common shares and the share-purchase warrants in the amounts of $425,800 and $63,050, respectively.

(iv) Private Placement (July, 2005)

In July of 2005 the Company completed a private placement in three tranches for proceeds of $1,721,000 representing 2,868,333 units of the Company at a price of $0.60 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each share-purchase warrant entitles the holder to purchase one additional common share at $0.80 for a period of eighteen months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—18 months, expected volatility—63.38%, risk-free interest rate—2.75%, dividend rate—0%.

As part of this financing transaction, the Company paid cash finders’ fees of $100,200.

Consideration received, after finders’ fees of $100,200, has been allocated to the common shares and the share-purchase warrants in the amounts of $1,384,107 and 236,693, respectively.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

(c) Share-Purchase Warrants

The following is a summary of the Company’s outstanding share-purchase warrants:

	Number	Value	Weighted- average Exercise Price
Balance, November 30, 2004	5,741,877	$1,816,646	$0.99
Issued	1,723,666	313,373	0.90
Exercised	(710,963)	(294,067)	0.73
Expired	(1,898,081)	(448,062)	1.00

Balance, November 30, 2005	4,856,499	1,387,890	$0.99
Issued	6,879,585	1,629,041	1.18
Exercised	(333,333)	(94,692)	0.60
Expired	(2,846,500)	(993,455)	1.10

Balance, November 30, 2006	8,556,251	1,928,784	$1.12
Issued	3,133,016	702,647	(i	)
Exercised	(2,179,430)	(454,892)	0.84
Expired	(207,500)	(53,950)	1.45

Balance, November 30, 2007	9,302,337	$2,122,589	(ii	)

(i)	These share-purchase warrants were issued in connection with a private placement financing in May, 2007 (Note 10 (b) (i)). Of these, 2,843,900 entitle the holder to acquire one common share of the Company at a price of $1.95 for a period of one year from the date of issue, and thereafter at a price of $2.25 until 18 months from the date of issue.
(ii)	The weighted-average exercise price of share-purchase warrants, excluding 2,793,900 share-purchase warrants with terms as described in (i), above, is $1.20.

The weighted-average remaining contractual life is 0.51 years (2006—1.09 years, 2005—0.85 years).

(d) Stock-based Compensation Plan

The Company has one stock-based compensation plan as at November 30, 2007, a common share-purchase option plan for directors, officers, employees and consultants of the Company (the “Plan”). Options under the Plan are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a two to five-year term. Except in specified circumstances, options are not assignable and terminate following the optionee ceasing to be employed by or associated with the Company.

On August 3, 2006, the Company’s common shares were listed on the Toronto Stock Exchange (prior to August 3, 2006, the Company’s common shares were listed on the TSX Ventures Exchange) and are traded in Canadian dollars. The following is a summary of the Company’s outstanding stock options:

	November 30, 2007		November 30, 2006		November 30, 2005
	Number	Weighted- average Exercise Price	Number	Weighted- average Exercise Price	Number	Weighted- average Exercise Price
Options outstanding—beginning of year	3,310,000	$0.92	3,735,200	$0.87	3,794,200	$0.86
Options granted	1,160,000	1.30	535,000	0.92	425,000	0.97
Options exercised	(75,000)	0.79	(350,200)	0.71	(409,000)	0.88
Options expired	(165,000)	0.92	(550,000)	0.76	(75,000)	0.67
Options terminated	(100,000)	1.40	(60,000)	0.80	—	—

Options outstanding—end of year	4,130,000	$1.02	3,310,000	$0.92	3,735,200	$0.87

Exercisable options	4,130,000	$1.02	3,310,000	$0.92	3,735,200	$0.87

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2007:

	Number outstanding November 30, 2007	Weighted average remaining contractual life	Weighted average exercise price
Price range per option

Less than $0.60	100,000	0.32	$0.58
From $0.61 to $0.80	535,000	0.87	0.73
From $0.81 to $1.00	2,595,000	2.14	0.96
From $1.01 to $1.20	125,000	2.01	1.15
From $1.21 to $1.40	50,000	1.60	1.30
From $1.41 to $1.45	725,000	3.03	1.45

Overall	4,130,000	2.08	$1.02

Prior to listing its shares on the Toronto Stock Exchange, the Company occassionally issued options with an exercise price that was below the market price of the stock on the grant date, as was permitted by the TSX Ventures Exchange. In addition, the Company may issue options with an exercise price that is higher than the market price of the stock on the grant date. The following is a summary of weighted average exercise prices and weighted average fair values for options issued whose exercise price equals, exceeds or is less than the market price of the stock on the grant date.

	Exercise Price Exceeds Market	Exercise Price Equals Market	Exercise Price is below Market	Total
November 30, 2007

Number issued	875,000	285,000	—	1,160,000
Weighted average exercise price	$1.44	$0.88	$—	$1.30
Weighted average fair value	$0.71	$0.47	$—	$0.65

November 30, 2006

Number issued	200,000	335,000	—	535,000
Weighted average exercise price	$0.88	$0.95	$—	$0.92
Weighted average fair value	$0.19	$0.59	$—	$0.44

November 30, 2005

Number issued	—	125,000	300,000	425,000
Weighted average exercise price	$—	$1.02	$0.95	$0.97
Weighted average fair value	$—	$0.61	$0.71	$0.68

During the year the Company recognized $756,450 (2006—$236,150, 2005—$365,319) as stock-based compensation expense and included this amount in Contributed Surplus.

The fair value of options issued was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average valuation assumptions for each period:

	November 30, 2007	November 30, 2006	November 30, 2005
Expected life:	3.8-years	3.9-years	5.0-years
Expected volatility:	70.07%	70.57%	71.42%
Risk-free interest rate:	4.10%	4.09%	3.30%
Dividend rate:	0%	0%	0%

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

11. Income Taxes

The Company’s provision for recovery of income tax has been calculated as follows:

	November 30, 2007	November 30, 2006
Loss for the year	$2,755,742	$2,879,768

Income tax recovery at Canadian federal and provincial statutory rates	$995,374	$1,040,173
Permanent differences	(295,102)	(264,716)
Increase in valuation allowance	(700,272)	(775,457)

Provision for recovery of income tax	$—	$—

Significant components of the Company’s future income tax assets and liabilities as at November 30, 2007 and 2006 are as follows:

	November 30, 2007	November 30, 2006
Future income tax assets:
Capital assets	$21,000	$393,000
Non-capital losses carried forward	6,518,000	4,780,000
Share issue costs	956,000	1,098,000
Other temporary differences	27,000	28,000

Gross future income tax asset	7,522,000	6,299,000
Valuation allowance	(7,522,000)	(6,299,000)

Net future income tax asset	—	—

Future income tax liability:
Deferred acquisition and exploration costs	3,040,000	1,904,000

Gross future income tax liability	3,040,000	1,904,000

Net future income tax liability	$3,040,000	$1,904,000

The Company recorded full valuation allowances in respect of its Canadian losses and other attributes as at November 30, 2007 because management believes that future income tax assets have not met the “more likely than not” recognition threshold. For certain payments in relation to mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amounts. During the year the Company recorded a future income tax liability and corresponding adjustment to resource properties of $1,136,000 (2006—$862,000).

The Company has available losses of approximately $20,285,000 that may be carried forward to reduce future years’ income for tax purposes, as follows:

2008	$925,000
2009	$1,252,000
2010	$3,185,000
2014	$3,037,000
2015	$1,767,000
2026	$3,992,000
2027	$6,127,000

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

12. Segmented Information

The Company’s activities are in one reportable operating segment, being acquisition of exploration stage resource properties and exploration and development of those properties.

(a) Resource Properties and Property, Plant and Equipment by Geographic Region

	November 30, 2007	November 30, 2006
China	$21,776,718	$13,517,218
Canada	41,381	42,249

	$21,818,099	$13,559,467

(b) Acquisition Costs and Exploration Costs by Resource Property

	For the year ended November 30, 2007
	Balance as at November 30, 2006	Additions during the period	Expensed during the period	Balance as at November 30, 2007
(i) Dachang Gold Project

Acquisition costs:	282,729	—	—	282,729

Exploration costs:
Drilling	4,201,254	2,956,531	—	7,157,785
Consulting	1,385,968	1,108,984	—	2,494,952
Camp	959,353	770,952	—	1,730,305
Assays and metallurgy	691,556	622,680	—	1,314,236
Trenching	799,845	380,359	—	1,180,204
Travel and accommodation	549,656	267,718	—	817,374
Administrative and other	255,880	343,822	—	599,702
Depreciation	270,221	190,915	—	461,136
Geochemical	312,567	25,939	—	338,506
Geophysical	253,986	—	—	253,986
Professional fees	166,393	62,062	—	228,455
Mapping	176,983	49,486	—	226,469

	10,023,662	6,779,448	—	16,803,110

Future tax liability	1,904,000	1,136,000	—	3,040,000

	12,210,391	7,915,448	—	20,125,839

(ii) Zalantun Gold Project

Acquisition costs:	13,860	—	(13,860)	—

Exploration costs:
Consulting	51,800	—	(51,800)	—
Travel and accommodation	15,003	—	(15,003)	—
Mapping	10,921	—	(10,921)	—
Administrative and other	241	—	(241)	—

	77,965	—	(77,965)	—

	91,825	—	(91,825)	—

All resource properties	$12,302,216	$7,915,448	$(91,825)	$20,125,839

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

(b) Acquisition and Exploration Costs by Resource Property, continued

	For the year ended November 30, 2006
	Balance as at November 30, 2005	Additions during the period	Expensed during the period	Balance as at November 30, 2006
(iii) Dachang Gold Project

Acquisition costs:	282,729	—	—	282,729

Exploration costs:
Drilling	1,840,423	2,360,831	—	4,201,254
Consulting	755,684	630,284	—	1,385,968
Camp	485,295	474,058	—	959,353
Assays and metallurgy	265,807	425,749	—	691,556
Trenching	389,360	410,485	—	799,845
Travel and accommodation	416,328	133,328	—	549,656
Administrative and other	40,271	215,609	—	255,880
Depreciation	134,276	135,945	—	270,221
Geochemical	268,320	44,247	—	312,567
Geophysical	253,986	—	—	253,986
Professional fees	92,369	74,024	—	166,393
Mapping	137,543	39,440	—	176,983

	5,079,662	4,944,000	—	10,023,662

Future tax liability	1,042,000	862,000	—	1,904,000

	6,404,391	5,806,000	—	12,210,391

(iv) Zalantun Gold Project

Acquisition costs:	13,860	—	—	13,860

Exploration costs:
Consulting	51,800	—	—	51,800
Travel and accommodation	15,003	—	—	15,003
Mapping	10,921	—	—	10,921
Administrative and other	241	—	—	241

	77,965	—	—	77,965

	91,825	—	—	91,825

All resource properties	$6,496,216	$5,806,000	$—	$12,302,216

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

(c) Other Loss (Income), Net

During the second quarter of 2007 the Company disposed of its 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., in China, for gross proceeds of the equivalent of approximately $582,250 (Renminbi 4,000,000), resulting in a net gain of $582,247. Prior to this disposal the Company incurred expenses associated with security and maintenance of land, buildings and rare earth processing equipment in China that were held by the subsidiary. The Company also incurred legal and other expenses related to the disposition itself. During the year ended November 30, 2007, the net amount of these costs were $51,862 (2006—$11,083, 2005—$8,380), including legal fees associated with the disposition of $21,216, and are net of recovery of bad debts, sale of inventory previously written off, liquidation of property, plant and equipment, exchange gains and losses for the period and other related income or expenses as applicable.

During 2005 the Company liquidated most of its rare earth processing equipment for net proceeds of approximately $429,240 (Renminbi 2,940,000), the proceeds of which were used to repay an outstanding bank loan. In addition, the Company reversed approximately $102,967 in accounts payable that were over-accrued at the time operations ceased.

13. Significant Differences From United States Accounting Principles

Canadian generally accepted accounting principles vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified For U.S. GAAP purposes, the Company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a bankable feasibility study has been prepared, then subsequent exploration and development costs of the property below and described in the accompanying notes:

	2007	2006	2005
Loss for the year reported under Canadian GAAP	$2,755,742	$2,879,768	$1,398,439
Add/(deduct):
Exploration costs capitalized to Resource Properties (i)	6,588,533	4,808,055	2,347,623
Write-down of exploration costs (i)	(77,965)	—	—
Depreciation and amortization	190,915	135,945	62,380

Loss and comprehensive loss for the year reported under U.S. GAAP (ii)	$9,457,225	$7,823,768	$3,808,442

Net loss per common share, basic and diluted—U.S. GAAP	$0.15	$0.14	$0.09

Weighted average common shares outstanding	64,458,862	55,715,002	43,461,788

	2007	2006
Shareholders’ equity reported under Canadian GAAP	$22,711,175	$15,186,065
Cumulative adjustments to shareholders’ equity:
Exploration costs capitalized to Resource Properties (i)	(16,803,110)	(10,101,627)

Shareholders’ equity under U.S. GAAP	$5,908,065	$5,084,438

	2007	2006
Total assets reported under Canadian GAAP	$28,078,577	$18,116,065
Add/(deduct):
Exploration costs capitalized to Resource Properties (i)	(16,803,110)	(10,101,627)
Future tax liability capitalized to Resource Properties (i)	(3,040,000)	(1,904,000)

Total assets under U.S. GAAP	$8,235,467	$6,110,438

	2007	2006
Total liabilities reported under Canadian GAAP	$5,367,402	$2,930,000
Add/(deduct):
Future tax liability capitalized to Resource Properties (i)	(3,040,000)	(1,904,000)

Total liabilities under U.S. GAAP	$2,327,402	$1,026,000

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

13. Significant Differences From United States Accounting Principles, continued

	2007	2006	2005
Cash flows used in operating activities under Canadian GAAP	$(2,309,286)	$(2,506,545)	$(1,346,172)
Add/(deduct):
Exploration costs capitalized to Resource Properties (i)	(6,588,533)	(4,808,055)	(2,347,623)
Change in accounts payable and accrued liabilities (i)	1,291,897	506,536	21,604

Cash flows used in operating activities under U.S. GAAP	$(7,605,922)	$(6,808,064)	$(3,672,191)

Cash flows used in investing activities under Canadian GAAP	$(6,144,842)	$(6,274,774)	$(2,983,256)
Add/(deduct):
Exploration costs capitalized to Resource Properties (i)	6,588,533	4,808,055	2,347,623
Change in accounts payable and accrued liabilities (i)	(1,291,897)	(506,536)	(21,604)

Cash flows used in investing activities under U.S. GAAP	$(848,206)	$(1,973,255)	$(657,237)

(i) Exploration Costs

For U.S. GAAP purposes, the Company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a bankable feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized.

(ii) Stock-Based Compensation

On December 1, 2006, the Company adopted Statement of Financial Accounting Standards “SFAS” No. 123(R), Share-Based Payment (Revised 2004) which replaced SFAS No. 123 “Accounting for Stock-Based Compensation”. Generally, the approach in SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, permitted under SFAS No. 123, was no longer an alternative. As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of SFAS No. 123(R) did not have a significant impact on the Company’s results of operations or loss per share.

(iii) Recent Accounting Pronouncements

FIN No. 48, Accounting for Uncertainty in Tax Positions

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on December 1, 2007. The Company is still in the process of determining the impact of FIN 48 on its consolidated financial statements.

FAS 157, Fair Value Measurements

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on December 1, 2007, except for certain nonfinancial balances that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis which are deferred until December 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2007

FAS 141(R), Business Combinations

In December 2007, the FASB issued FAS Statement No. 141(R), “Business Combinations” (FAS 141(R)), which will replace FAS Statement No. 141 (FAS 141) prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes arising out of this new standard with respect to accounting for business combinations include:

(i)	the definition of a business is broadened to include development stage entities,

(ii)	the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced,

(iii)	all future adjustments to income tax estimates will be recorded to income tax expense,

(iv)	acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs could be capitalized as part of the business combination;

(v)	the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and

(vi)	the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated,

FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159), which is effective for fiscal years beginning after November 15, 2007. FAS 159 allows an irrevocable option (the “Fair Value Option”, or “FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Since the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.

FAS 160, Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (FAS 160), which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

14. Subsequent Events

Subsequent to year end, on February 5, 2008, the Company announced the completion of a brokered private placement of 8 million common shares at a price of $2.00 per common share, for total gross proceeds of $16 million. In connection with this private placement, the Company paid cash commission of $960,000 and issued 480,000 share-purchase warrants to the Underwriters. Each share-purchase warrant entitles the holder to purchase one common share of the Company at a price of $2.00 per common share until February 5, 2009. Proceeds from this financing will be used by the Company to advance the Dachang Gold Project and for general working capital purposes.

15. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.